EXHIBIT 99.CODEETH

Code of Ethics

Purpose

Rule 204A-1 under the Advisers Act requires investment advisers to adopt codes of ethics. The rule requires an adviser’s code of ethics to set forth standards of conduct and require compliance with federal securities laws.

Policy

The Code of Ethics is predicated on the principle that the Firm and its Access Persons owe a fiduciary duty to Clients. An Access Person is a supervised person who has access to nonpublic information regarding clients' purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. Access Persons for the Firm’s purposes includes all full-time employees as defined above and the term employees shall be used throughout the Code. Part time, temporary, contract or other forms of employee will be evaluated on a case-by-case basis and deemed an Access Person as necessary. Accordingly, Employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of Clients. At all times, the Firm will be mindful to follow the procedures below.

Procedures

•	Place client interests ahead of the interests of the Firm – As a fiduciary, the Firm will serve in their Clients’ best interests. In other words, Employees may not benefit at the expense of Clients.

•	Engage in personal investing that is in full compliance with the Code of Ethics – Employees must review and abide by the Personal Securities Transaction and Insider Trading Policies.

•	Avoid taking advantage of its position – Employees must not accept investment opportunities, gifts or other gratuities from individuals seeking to conduct business with the Firm, or on behalf of an advisory client, unless in compliance with the Gift Policy in the Conflicts of Interest policy within the Compliance Manual.

•	Maintain full compliance with the Federal Securities Laws – Employees must abide by the standards set forth in Rule 204A-1 under the Advisers Act.

•	Any questions with respect to the Code of Ethics should be directed to the CCO. As discussed in greater detail below, Employees must promptly report any violations of the Code of Ethics to the CCO. All reported Code of Ethics violations will be treated as being made on an anonymous basis.

Violations of this Code of Ethics may warrant sanctions as appropriate, up to and including suspension or dismissal, at the discretion of the Firm’s Management. Material violations may be required to be reported to certain parties including the Fund board of trustees and to advisors for which the firm serves as sub advisor. In any situation where you are unsure about the application of this Code of Ethics or any of the policies contained in the Compliance Manual, you are encouraged to discuss the situation confidentially with the CCO.